

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2013

Via E-mail
Mr. Paul McDonald
Chief Executive Officer, President
Global System Designs, Inc.
24123 Peachland Blvd., C-4, #106
Port Charlotte, Florida 33954

> **Re: Global System Designs, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 3, 2013**
> **File No. 333-187782**

Dear Mr. McDonald:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

General

1. We note your response to comment 1 from our letter dated May 2, 2013. Please further revise to prominently disclose your company as a shell company on the cover page of the prospectus and in the summary prospectus. Further, since this offering is deemed to be an indirect primary offering by the company through the selling shareholders, please clearly disclose that the offering price of the shares being sold by the selling shareholders must be fixed for the duration of the offering. For example, we note inconsistent disclosure on the cover page of the prospectus, under the Summary of Prospectus, and Plan of Distribution.

<u>Summary of Prospectus, page 3</u>

2. We note your response to comment 4 from our letter dated May 2, 2013. Please revise to include your supplemental response in your prospectus, and expand your discussion of the reasons for going public to address the limited public market for your securities as long as you are considered a shell company.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28</u>

<u>Plan of Operation, page 29</u>

3. We note your response and revised disclosure to comment 9 from our letter dated May 2, 2013. Please revise to remove all statements that are inconsistent with your intention to pursue specialized research and development activities and plans upon the completion of this offering.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Attorney-Adviser, at (202) 551-3788 or me at 202-551-3810 with any other questions.

       Sincerely,

       /s/ Larry Spirgel

       Larry Spirgel
       Assistant Director

cc: <u>Via E-Mail</u>
       Karen A. Batcher, Esq.
       Synergy Law Group, APC